Exhibit 4.1

Bank of Montreal DEFERRED STOCK UNIT PLAN U.S. FOR SENIOR OFFICERS

Effective: September 27, 2011

BANK OF MONTREAL

Deferred Stock Unit Plan U.S. for Senior Officers

1.	(a)	Purpose. Bank of Montreal Deferred Stock Unit Plan U.S. for Senior Officers (the “Plan”) is intended to enhance the Bank’s ability to attract and retain high quality executive officers and to promote a greater alignment of interests between executives and the shareholders of the Bank. To the extent Code section 409A applies to the Plan, the terms of the Plan are intended to comply with Code section 409A and shall be interpreted and administered in accordance therewith. To the extent that an Eligible Executive is subject to taxation under the Income Tax Act (Canada) due to his/her residency or employment duties, the terms of the Plan are also intended to comply with the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada) and shall be interpreted and administered so as to comply simultaneously with the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada) and Code section 409A.

(b)	Effective date. The Plan is a successor to, and continuation of, the Bank of Montreal Deferred Stock Unit Plan for Senior Officers, which was effective as of October 1, 2003 for deferral elections made in respect of fiscal 2004 and subsequent performance periods. The Plan became effective as of January 1, 2005 for amounts deferred in respect of fiscal 2005 and subsequent performance periods. The restatement of the Plan became effective as of January 1, 2008. The amendments made to the Plan (i) on September 21, 2008 are effective as of that date, (ii) on April 27, 2009 are effective as of that date, (iii) on September 30, 2010 are effective as of that date and (iv) on September 27, 2011 are effective as of that date. The amendments to this Plan effective on December 31, 2008 shall apply to every Eligible Executive who is a Participant on such date or who becomes a Participant thereafter.

2.	Definitions. As used in the Plan, the following terms have the respective meanings:

(a)	“Administrator” means the senior officer of the Bank responsible for human resources or any other senior officer to whom the Chief Executive Officer delegates responsibility for administration of the Plan.

(b)	“Bank” means Bank of Montreal.

(c)	“Bank Affiliate” means any entity that must be aggregated with the Bank under Code section 409A and, with respect to an Eligible Executive who is subject to taxation under the Income Tax Act (Canada), includes any entity that is related or associated to the Bank, or any entity that is a member of a group of entities that do not deal at arm’s length with the Bank, notwithstanding that they may not be related or associated for the purposes of such Act, where the terms “related”, “associated” and “arm’s length” have the meaning ascribed to such terms pursuant to subsection 251(2), 256(1) and 251(1), respectively, of such Act.

(d)	“Board” means the Board of Directors of the Bank.

1

(e)	“Canadian Tax Rules” means paragraph 6801(d) of the regulations to the Income Tax Act (Canada) and the related administrative policies and assessing practices of the Canada Revenue Agency.

(f)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(g)	“Committee” means the Human Resources Committee of the Board of Directors of the Bank, or such other persons designated by the Bank’s Board of Directors.

(h)	“Common Share” means a common share without nominal or par value of the Bank.

(i)	“Deferred Stock Unit” means a bookkeeping entry equivalent in value to a Common Share, credited to a Participant in accordance with the Plan.

(j)	“Dividend Equivalents” means a bookkeeping entry whereby each Deferred Stock Unit is credited with the equivalent amount of the dividend paid on a Common Share in accordance with paragraph 8.

(k)	“Eligible Executive” means an executive of the Bank (other than a senior officer who either heads a principal business group or function of the Bank or performs a policy making function for the Bank and who reports to the Chief Executive Officer), (1) who is (A) at an Executive Vice President level or at a Bank Executive Vice President-equivalent level in a subsidiary or affiliate of the Bank, or (B) authorized to participate in the Plan by the Committee or the Chief Executive Officer, (2) who is an employee of the Bank or an entity that is related to the Bank, where the term “related” has the meaning ascribed to such term pursuant to subsection 251(2) of the Income Tax Act (Canada), and (3) who, at the time of the deferral of his/her short-term incentive award, is subject to United States income tax, provided that, in respect of any Performance Period, the Committee or the Chief Executive Officer is authorized to exclude persons who would otherwise fall within this definition of Eligible Executive or to include persons who would not otherwise fall within this definition. Any such inclusion or exclusion shall be determined prior to the commencement of the relevant Performance Period and, in the case of a Participant with respect to whom Deferred Stock Units previously have been credited under the Plan, any such exclusion shall not change the timing of payment of any such Deferred Stock Units.

(l)	“Measurement Date” means the date Deferred Stock Units are credited to the Participant in accordance with paragraph 5.

(m)	“Participant” means an Eligible Executive who has elected to participate in the Plan. An Eligible Executive who has elected to participate in the Plan shall remain a Participant in the Plan with respect to any Deferred Stock Units credited to him or her under paragraph 5 until the time that all such Deferred Stock Units have been redeemed under the terms of the Plan, notwithstanding that such Participant might cease to be subject to United States income tax prior to such time.

(n)	“Performance Period” means a fiscal year of the Bank.

(o)	“Plan” means Bank of Montreal Deferred Stock Unit Plan U.S. for Senior Officers.

(p)	“Specified Employee” means a Participant who is a “specified employee” under Code section 409A(a)(2)(B)(i) as determined by the Bank in accordance with the rules and regulations promulgated under such section.

(q)	“Termination of Employment” means, with respect to a Participant, such Participant’s separation from service, within the meaning of Code section 409A(a)(2)(A)(i), from the Bank and any entity that is aggregated with the Bank under Code section 409A.

(r)	“Value of a Unit” means the calculation for the value of a Deferred Stock Unit at any particular date pursuant to paragraph 7.

2A.	Statutory References. A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute, rule or regulation which amends, supplements or supersedes any such statute or any such rule or regulation.

3.	Deferral of Short-Term Incentive Award.

(a)	The Committee may determine prior to the commencement of any Performance Period that all or a specified percentage (25%, 50%, 75% or 100%) of an Eligible Executive’s short-term incentive award in respect of such Performance Period shall be paid in the form of Deferred Stock Units. Any such determination by the Committee shall be irrevocable and binding, as to both the Eligible Executive and the Bank, immediately prior to the commencement of such Performance Period.

(b)	Each Eligible Executive may elect to participate in the Plan for a Performance Period by specifying a percentage (25%, 50%, 75% or 100%) of his or her short- term incentive award in respect of the Performance Period to be paid in the form of Deferred Stock Units; provided that (i) if the Committee has made a determination under subparagraph 3(a), any lower percentage specified by the Eligible Executive shall be disregarded, and (ii) the value of the Deferred Stock Units credited to the Executive’s account on a Measurement Date cannot exceed $350,000.

4.	Method of Election. An election made under paragraph 3 shall be made in accordance with the procedures established by the Administrator from time to time, and before the commencement of the applicable Performance Period. The Administrator may establish different procedures for different jurisdictions in order to address applicable local legal and tax considerations. Any election under paragraph 3 shall be irrevocable and binding on both the Eligible Executive and the Bank immediately prior to the commencement of such Performance Period.

5.	Deferred Stock Units. Subject to paragraph 16, if an Eligible Executive elects to participate in the Plan in respect of a Performance Period, Deferred Stock Units will be credited to an account maintained for the Participant on the books of the Bank, as of December 31 of the calendar year in which the Performance Period ends, provided that if the Eligible Executive ceases to be employed by the Bank or a Bank Affiliate prior to such date, any such election shall be null and void in respect of such Performance Period and any payment in respect of such short term incentive award shall be made in accordance with the terms of the short term incentive award. The number of Deferred Stock Units (including fractional Deferred Stock Units) to be credited as of the Measurement Date shall be determined by dividing the amount of the Participant’s short- term incentive award to be deferred into Deferred Stock Units by the Value of a Unit as determined in accordance with paragraph 7 below.

5A.	Additional Deferred Stock Units.

(a)	The Committee may, from time to time, grant Deferred Stock Units to any Eligible Executive separate from or in addition to the Deferred Stock Units contemplated by paragraph 3, upon such terms and conditions as the Committee may prescribe. An additional grant of Deferred Stock Units and the terms and conditions thereof shall be evidenced by notice in writing from the Bank to the Eligible Executive. Except as otherwise expressly provided in such notice, the provisions of this Plan shall apply to such additional grant of Deferred Share Units.

(b)	Except as otherwise determined by the Committee and set out in the notice referred to in subparagraph 5A(a), a Participant shall forfeit all Deferred Stock Units granted under subparagraph 5A(a) in the Participant’s account together with any Dividend Equivalents credited in respect thereof if the Participant (i) voluntarily terminates his or her employment before attaining such age and service thresholds necessary to receive a pension benefit under any pension program of the Bank or the Bank Affiliate applicable to the Participating Employee at the time of termination or, if the Participant does not participate in any such pension program, in accordance with the retirement policy of the Bank or a Bank Affiliate applicable to the Participant at the time of termination, or (ii) is terminated for cause.

6.	Vesting. Deferred Stock Units will be fully vested upon being credited to a Participant except as set forth in subparagraph 5A(b) or as otherwise set out in a notice of Deferred Stock Units granted under subparagraph 5A(a).

7.	(a)	Value of a Unit. Subject to subparagraph (b) hereof, the Value of a Unit at any particular date shall be equal to the average of the closing prices for Common Shares on the Toronto Stock Exchange on the five trading days immediately prior to the particular date.

(b)	Measurement Date Value. The Value of a Unit on the Measurement Date shall be equal to the average of the closing prices for Common Shares on the Toronto Stock Exchange on the five trading days up to and including December 31st of the calendar year in which occurred the end of the Performance Period to which the short-term incentive award applies.

(c)	Currency Conversion. Any currency conversion required to be calculated for the purposes of the Plan will be made at the Bank of Canada’s noon rate of exchange on the relevant day.

8.	Dividend Equivalents. Deferred Stock Units shall be credited with Dividend Equivalents when dividends are paid on the Common Shares, and such Dividend Equivalents shall be converted into additional Deferred Stock Units based on the Value of a Unit determined in accordance with paragraph 7 above as at the date on which dividends are declared on the Common Shares.

9.	Adjustments and Reorganizations. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of Bank assets to shareholders, or any other change affecting shares, such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change, shall be made with respect to the number of Deferred Stock Units outstanding under the Plan. In the event the Bank is not the surviving entity of a merger, consolidation, or amalgamation with another entity, or in the event of liquidation or reorganization and in the absence of any surviving entity’s assumption of outstanding Deferred Stock Units under the Plan, the Plan shall be amended to an alternative arrangement provided that no such amendment shall, in the opinion of the Committee, adversely affect the interests of Participants or cause Deferred Stock Units held for Participants at the time of such amendment to be converted to an arrangement that is of less than comparable value to the Participants. No adjustment or amendment under this paragraph 9 shall affect the timing of any redemptions under the Plan or the timing or form of any payments under the Plan.

10.	Redemption of Units. Subject to the provisions of paragraph 5A and the terms of any grants made thereunder, Deferred Stock Units will be redeemable and the value thereof payable in accordance with the applicable provisions of this paragraph 10 after the Participant has a Termination of Employment or dies.

(a)	Termination of Employment.

(i)	Subject to subparagraph 10(a)(ii), if a Participant has a Termination of Employment, the aggregate value of the Participant’s Deferred Stock Units will be redeemed automatically on the earlier of (i) thirty (30) days after the date of such Participant’s Termination of Employment and (ii) December 31st of the calendar year that includes the date of such Termination of Employment or, if later, the 15th day of the first calendar month that begins after the date of such Termination of Employment.

(ii)	Notwithstanding anything to the contrary in subparagraphs (a)(i) and (c) hereof, if a Participant who is a Specified Employee has a Termination of Employment, no redemption of Deferred Stock Units nor payment in respect thereof shall be made under this Plan to such Participant prior to the date that is six months after the date of such Participant’s Termination of Employment, unless it is determined that payment would constitute a short-term deferral within the meaning of United States Treasury Regulation Section 1.409A-1(b)(4).

(b)	Death. If the Participant dies before having a Termination of Employment, the aggregate value of the Participant’s Deferred Stock Units will be redeemed no later than the 60th day after the date of the Participant’s death and paid to the beneficiary of the Deferred Stock Units appointed in the Participant’s will or, in the absence of such beneficiary, the legal representative of the Participant’s estate. Any unvested Deferred Stock Units will automatically vest upon the Participant’s death.

(c)	Payment Forms.

(i)	The aggregate value of the Deferred Stock Units redeemed under this paragraph 10 and determined in accordance with paragraph 7 as at the redemption date will be paid net of any applicable withholdings to the Participant, or in the event of the Participant’s death, his beneficiary or legal representative, in a single-sum cash payment. The Administrator shall establish procedures for the Participant or beneficiary or legal representative to make such elections and; in the event that no such election is made in accordance with such procedures, payment shall be made in cash. If the Participant elects for the cash payment to be used to purchase Common Shares, the Bank shall contribute to an account of a custodian or other independent agent (the “Custodian”) an amount of cash sufficient to purchase the whole number of Common Shares to which the Participant is entitled and, upon making such contribution, payment shall be deemed to have been made. The Custodian shall, as soon as practicable thereafter, purchase those Common Shares on a securities exchange on which the Common Shares are listed or traded. Any fractional shares shall be paid in cash based on the Value of a Unit on the redemption date. The Custodian shall deliver to the Participant a certificate for the Common Shares purchased or deposit such Common Shares into a stock brokerage account maintained by the Participant.

(ii)

Subject to subparagraph 10 (a)(ii), all amounts payable to a Participant who has had a Termination of Employment shall be paid on the earlier of (i) thirty (30) days after the date of such Participant’s Termination of Employment and (ii) December 31st of the calendar year that includes the date of such Termination of Employment or, if later, the 15th day of the first calendar month that begins after the date of such Termination of Employment. All amounts payable to a beneficiary of a Participant who has died shall be paid no later than the last day of the Participant’s taxable year that includes the date of such death or, if later, the 15th day of the third calendar month that begins after the date of such death.

(iii)	In all cases where the Participant elects that the cash payment be used to purchase Common Shares, the redemption may take effect only within such periods as are designated from time to time by the Bank’s Compliance Department as being “trading windows” open for trading by Bank executives. In the event that the redemption date does not fall during a “trading window” period, payment will be made in cash.

(d)	Compliance with Canadian Tax Rules. If redemption and payment otherwise would be required to be made pursuant to this paragraph 10 at a time when payment is not permitted to be made in accordance with the Canadian Tax Rules to the extent the Canadian Tax Rules are applicable, then, notwithstanding any other provision of this paragraph 10, such payment shall be made to a trustee to be held in trust for the benefit of the Participant in a manner that causes the payment to be included in the Participant’s income under the Code and does not violate the Canadian Tax Rules, provided that if the Administrator determines that payment may be made to the Participant in some other manner and/or time which complies simultaneously with the requirements of Section 409A and the Canadian Tax Rules, then the Administrator may direct that such payment be paid in such manner and/or at such time.

(e)	Prohibition on Becoming an Independent Contractor. Following a cessation of employment with the Bank and all Bank Affiliates, a Participant who is subject to the Canadian Tax Rules is prohibited from providing services to the Bank and any Bank Affiliate as an independent contractor for a period that does not end before the end of the calendar year that begins after such cessation of employment.

11.	Transferability of Awards. Deferred Stock Units shall not be subject to anticipation, alienation, sale, pledge, encumbrance, attachment, or garnishment and shall not be transferable or assignable other than by will or the laws of succession.

12.	No Right to Employment. Neither participation in the Plan nor any action under the Plan shall be construed to give any Participant a right to be retained in the employment of the Bank or of any Bank Affiliate.

13.	Unfunded Plan. Unless otherwise determined by the Committee, the Plan shall be unfunded and any obligation to make a payment in the future upon redemption of Deferred Stock Units will remain an unfunded liability recorded on the books of the Bank. To the extent any person holds any rights by virtue of a grant awarded under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured creditor of the Bank.

14.	Successors and Assigns. The Plan shall be binding on all successors and assigns of the Bank and a Participant, including without limitation, the estate of such

Participant and the executor, administrator or trustee of such estate, or a receiver or trustee in bankruptcy or representative of the Participant’s creditors.

15.	Administration. The Plan shall be administered by the Administrator on behalf of and under instructions of the Committee.

The Committee shall, in its absolute discretion: (i) interpret the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; (iii) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan, (iv) and correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall be final, conclusive and binding on all parties concerned. The Committee shall have the power to delegate, on such terms as the Committee deems appropriate, any or all of its powers and responsibilities under this Plan to the Chief Executive Officer of the Bank, including the power to make discretionary decisions.

16.	Plan Amendment.

(a)	The Administrator may amend the Plan and the form of any notice or election relating to Deferred Stock Units:

(i)	as may be required to conform to applicable laws (and interpretations thereof published by the relevant governmental authority, including applicable tax laws and Code section 409A;

(ii)	as may be required or desired for the efficient administration of the Plan; provided that no amendment shall be inconsistent with the intentions underlying the Plan as described in subparagraph 1(a) nor shall it affect the substance of the Plan and the Deferred Share Units; and further provided that if authority over a proposed amendment is specifically delegated to the Committee in its charter, the Committee shall have such authority in place of the Administrator.

(b)	The Committee may amend the Plan and the terms of any notice or election relating to Deferred Stock Units (including Additional Deferred Stock Units) as it deems necessary or appropriate, provided that no amendment shall be inconsistent with the intentions underlying the Plan as described in subparagraph 1 (a).

(c)	Notwithstanding subparagraphs 16(a) and (b), except to the extent required to conform the Plan to applicable laws (including applicable tax laws), no such amendment shall, without the consent of the affected Participant adversely affect the rights of the Participant with respect to Deferred Stock Units to which the Participant is entitled at the time of amendment under the Plan.

17.	Plan Termination. The Committee may terminate the Plan at any time. However, if so terminated, prior awards shall remain outstanding and in effect in accordance with their applicable terms and conditions.

18.	Value of Deferred Stock Units Not Guaranteed. The value of a Deferred Stock Unit is based on the price of a Common Share and is thus not guaranteed. The value of a Deferred Stock Unit at the time it is redeemed may be higher or lower than the value at the time any election is made or any Deferred Stock Unit is credited to a Participant’s account under the Plan. No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

19.	Tax Matters and Withholding. Regardless of any action that the Bank or any applicable Bank Affiliate takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding related to the Deferred Stock Units and legally applicable to the Participant (“Tax-Related Items”), the Participant acknowledges that the ultimate liability for all Tax-Related Items legally due by the Participant is and remains Participant’s responsibility and may exceed the amount actually withheld by the Bank or the Bank Affiliate. The Participant further acknowledge that the Bank and/or the Bank Affiliate (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the awards, including the grant, vesting or redemption of the awards; and (b) do not commit to structure the terms of the awards or any aspect of the awards to reduce or eliminate Participant’s liability for Tax-Related Items or to achieve any particular tax result. Prior to any relevant taxable or tax withholding event, as applicable, the Participant will pay or make adequate arrangements satisfactory to the Bank and/or the Bank Affiliate to satisfy all Tax-Related Items. In this regard, Participant authorizes the Bank and/or the Bank Affiliate to withhold all applicable Tax-Related Items legally payable by Participant from wages or other cash compensation paid to Participant by Bank and/or the Bank Affiliate. The Bank or Custodian may refuse to deliver the Common Shares or any amount payable to the Participant if there is a failure to comply with the obligations in connection with Tax-Related Items.

20.	Governing Law/Severability. The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be governed by the substantive laws, but not the choice of law rules, of the Province of Ontario. In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included. This Plan constitutes the final understanding between the Participant and the Bank regarding these awards. Any prior agreements, commitments or negotiations concerning these Awards are superseded.

21.	Claim Procedure For Benefits

(a)

The Committee will endeavor to administer the Plan fairly and consistently and to pay all benefits to which Participants or beneficiaries are properly entitled. All claims for unpaid benefits should be made in writing to the Committee. The Committee may request additional information necessary to consider the claim further. If a claim is wholly or partially denied, the Committee will notify the claimant of the adverse decision within a reasonable period of time, but not later than ninety (90) days after receiving the claim, unless the Committee determines that special circumstances require an extension. In such case, a written extension notice shall be furnished before the end of the initial 90-day period. The extension cannot exceed ninety (90) days. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Committee expects to render the decision. The claim determination time frames begin when a claim is filed, without regard to whether all the information necessary to make a claim determination accompanies the filing. Any notice of denial shall include:

(i)	The specific reason or reasons for denial with reference to those specific Plan provisions on which the denial is based;

(ii)	A description of any additional material or information necessary to perfect the claim and an explanation of why that material or information is necessary; and

(iii)	A description of the Plan’s appeal procedures and time frames, including a statement of the claimant’s right to bring a civil action following an adverse decision on appeal.

(b)	A claimant, or a claimant’s authorized representative, may appeal a denied claim within sixty (60) days after receiving the Committee’s notice of denial. A claimant has the right to:

(i)	Submit to the Committee, for review, written comments, documents, records and other information relating to the claim;

(ii)	Request, free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claimant’s claim; and

(iii)	A review on appeal that takes into account all comments, documents, records, and other information submitted by the claimant, without regard to whether such information was submitted or considered in the initial claim decision.

The Committee will make a full and fair review of the appeal and may require additional documents as it deems necessary in making such a review. A final decision on review shall be made within a reasonable period of time, but not later than sixty (60) days following receipt of the written request for review, unless the Committee determines that special circumstances require an extension. In such case, a written extension notice will be sent to the claimant before the end of the initial 60-day period. The extension notice shall indicate the special circumstances and the date by which the Committee expects to render the appeal decision. The extension cannot exceed a period of sixty (60) days. The appeal time frames begin when an appeal is filed, without regard to whether all the information necessary to make an appeal decision accompanies the filing. If an extension is necessary because the claimant failed to submit necessary information, the days from the date the Committee sends the extension notice until the claimant responds to the request for additional information are not counted as part of the appeal determination period. The Committee’s notice of denial on appeal shall include:

(i)	The specific reason or reasons for denial with reference to those Plan provisions on which the denial is based;

(ii)	A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of all documents, records, and other information relevant to the claimant’s claim; and

(iii)	A statement describing any voluntary appeal procedures offered by the Plan and the claimant’s right to obtain the information about such procedures, and a statement of the claimant’s right to bring an action under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

22.	Electronic Delivery. By participating in the Plan or accepting the Deferred Stock Units granted under it, each Participant consents and agrees (i) to electronic delivery of any documents that the Bank may elect to deliver (including, but not limited to, plan documents, grant or award notifications, notices, deferral elections and agreements, and all other forms of communications) in connection with any Award made or offered under the Plan; (ii) that any and all procedures the Bank has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Bank may elect to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature; and (iii) that any such procedures and delivery may be affected by a third party engaged by the Bank to provide administrative services related to the Plan.

23.	Acknowledgements. By accepting the grant of the Deferred Stock Units, the Participant acknowledges and agrees that:

(a)	the Deferred Stock Units are granted voluntarily by the Bank, are discretionary in nature, and may be modified, suspended, or terminated by the Bank at any time;

(b)	the Deferred Stock Units are voluntary and occasional and do not create any contractual or other right to receive future awards of cash or benefits in lieu of cash, even if awards have been awarded repeatedly in the past;

(c)	all decisions with respect to future Deferred Stock Units, if any, will be at the sole discretion of the Bank;

(d)	the Deferred Stock Units are an extraordinary item that do not constitute compensation of any kind for services of any kind rendered to the Bank or the Employer, and which are outside the scope of the Participant’s employment contract, if any;

(e)

the Deferred Stock Units are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or welfare benefits or similar payments, and in no event should be considered as compensation for, or in any way relating to, past services for the Bank or any Bank Affiliate;

(f)	in consideration of the grant of the Deferred Stock Units, no claim or entitlement to compensation or damages arises from forfeiture of the Deferred Stock Units resulting from Participant’s termination for cause and Participant’s irrevocably releases the Bank and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by accepting this award, Participant shall be deemed irrevocably to have waived his or her entitlement to pursue such claim;

(g)	the Participant is solely responsible to investigate and comply with any exchange control laws applicable to the Participant in connection with the grant and redemption and any payments pursuant to the Deferred Stock Units; and

(h)	the Bank is not providing any tax, legal, or financial advice, nor is the Bank making any recommendations regarding the Deferred Stock Units. The Participant is hereby advised to consult with his or her personal tax, legal, and financial advisors regarding the awards before taking any action in relation thereto.

23.	Country Specific Provisions.

(a)	Notwithstanding any provisions in this Plan, the Deferred Stock Units shall be subject to any special terms and conditions set forth in Exhibit A to this Plan for the applicable country. Moreover, if the Participant relocates to one of the countries included in Exhibit A, the special terms and conditions for such country will apply to the Participant to the extent that the Bank determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the awards. Exhibit A constitutes part of this Plan.

(b)	If the Participant moves to any other country, additional terms and conditions may apply to the Participant’s awards. The Bank reserves the right to impose other requirements on the awards to the extent the Bank determines it is necessary or advisable in order to comply with local law or facilitate the administration of the awards and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

24.

Consent to Data Transfer. By participating in the Plan, the Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Participant’s personal data as described in this document by and among, as applicable, the Employer, and the Bank and its Bank Affiliates for the exclusive purpose of implementing, administering and managing the awards. The Participant understands that the Bank and the Employer hold certain personal information, including, but not limited to, Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Bank, details of any awards, for the purpose of implementing, administering and managing the Award (“Data”). The Participant understands that Data may be transferred to any third parties assisting in the implementation, administration and management of the awards, including the Custodian, that these recipients may be located in the Participant’s country or elsewhere, and that the recipient’s country may have different data privacy laws and protections from the Participant’s country. The Participant understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting the local human resources representative. The Participant authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the awards. The Participant understands that Data will be held only as long as is necessary to implement, administer and manage the awards. The Participant understands that he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing his or her local human resources representative. The Participant understands, however, that refusing or withdrawing his or her consent may affect the Participant’s ability to benefit from the award. For more information on the consequences of the Participant’s refusal to consent or withdrawal of consent, the Participant understands that he or she may contact the applicable local human resources representative.

Exhibit A

Country Specific Provisions for Deferred Stock Units

This Exhibit A includes an itemization of any special terms applicable in each country set forth below. Unless otherwise provided below, capitalized terms used but not defined herein shall have the same meanings assigned to them in the Plan.

United Kingdom

As a condition to the receipt of the Deferred Stock Unit and payment pursuant to the Deferred Stock Units, the Participant agrees to make such arrangements as the Bank or its U.K. Subsidiary may require for the satisfaction of any U.K. or foreign tax and National Insurance Contribution withholding obligations, whether on an actual or estimated basis, that may arise in connection with the redemption of the Deferred Stock Units and the payment of cash, as applicable. The Bank shall not be required to deliver any redemption payment or proceeds until such obligations are satisfied.

The following sections supplement the provision regarding tax and social insurance contribution withholding/reporting authorizations/responsibility in the Plan:

Any sum withheld on an estimated basis will be repaid to the Participant to the extent that such sum was not applied in satisfaction of the actual tax liabilities arising.

At the Bank’s direction, Participant shall satisfy any tax and National Insurance Contribution withholding obligation by one or some combination of the following methods: (a) by cash payment, (b) from salary, or (c) from any cash payment payable to the Participant upon redemption of the Deferred Stock Units.

If payment or withholding of the Tax-Related Items is not made within 90 days of the event giving rise to the Tax-Related Items (the “Due Date”) or such other period specified in Section 222(1)(c) of the United Kingdom Income Tax (Earnings and Pensions) Act 2003, the amount of any uncollected Tax-Related Items will constitute a loan owed by the Participant to the Employer, effective on the Due Date. The Participant agrees that the loan will bear interest at the then-current Official Rate of Her Majesty’s Revenue and Customs (“HMRC”), that it will be immediately due and repayable, and that the Bank, Custodian or the Employer may recover it at any time thereafter by any of the means referred to in the Plan. The Participant will be responsible for reporting and paying any income tax and National Insurance Contributions due on this additional benefit directly to HMRC under the self-assessment regime.